Treasury Board and

Department of Finance

Economic, Strategic Program

Review and Fiscal Update

First Quarter 2017–2018

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Economic, Strategic Program Review and Fiscal Update

First Quarter 2017–2018

Published by:

Treasury Board and Department of Finance

Government of New Brunswick

P.O. Box 6000

Fredericton, New Brunswick

E3B 5H1

Canada

Internet: www.gnb.ca/finance

August 2017

Translation:

Translation Bureau, Service New Brunswick

ISBN 978-1-4605-1866-3

    Think Recycling!

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2017 Economic Update

• The International Monetary Fund (IMF) is projecting global economic growth of 3.5 per cent in 2017. Buoyant financial markets along with a recovery in manufacturing and global trade are expected to support growth.

• Real GDP in the U.S. increased at an annualized rate of 2.6 per cent in the second quarter of 2017, an improvement on the 1.2 per cent growth recorded in the previous quarter. Notwithstanding the slow start to the year, the IMF projects growth of 2.1 per cent for 2017, a decrease of 0.2 per cent from earlier expectations.

• The Bank of Canada (BoC) has raised its forecast for the Canadian economy and now projects growth of 2.8 per cent for 2017. This favourable outlook, backed by strong economic data, prompted the BoC to raise its key policy rate for the first time since 2010.

• The Department of Finance projects real GDP growth of 0.8 per cent for 2017, up from the 0.6 per cent forecasted at the time of the 2017–2018 Budget. The consensus among private sector forecasters now places growth at 1.2 per cent for 2017.

• While many key economic indicators have shown improvement and have been reflected in forecast expectations, a number of headwinds still remain on the horizon, particularly those related to international trade.

• Despite the uncertainty surrounding foreign trade, merchandise exports are up 17.8 per cent on a year-to-date basis. The uptick in exports has been driven mainly by refined petroleum products and seafood products.

• Labour market conditions are steadily improving as evidenced by a 0.8 per cent increase in employment year-to-date. Approximately 2,700 net new jobs have so far been created across both the goods producing and service sectors, with full-time gains offsetting part-time losses.

• Average weekly earnings have recorded modest growth of 0.9 per cent year-to-date. Increased household spending has also contributed to retail sales being up 5.0 per cent for the five-month period ending in May.

• Consumer inflation in the province has averaged 2.7 per cent on a year-to-date basis, higher than the national rate of 1.6 per cent.

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Strategic Program Review Update

•	Strategic Program Review (SPR) was an inclusive and transparent process with input sought from the public to help identify savings and revenues in order to eliminate the province’s deficit.

•	Based on first quarter information, the projected cumulative savings by March 31, 2018, will be approximately $222 million; additional savings will be realized as projects are implemented.

•	We are on track to deliver 94.5 per cent of the cumulative savings target of $235 million for 2017–2018. The major variances include:

o	Centralization of common services ($7 million under): Mainly due to the double counting of procurement savings within other SPR initiatives.

o	Education and Early Childhood Development ($3.5 million under): Mainly due to a change in demographics in student population associated with Syrian students.

•	By 2020, the Strategic Program Review is expected to yield $296 million in expenditure reductions and $293 million in revenue measures, for a grand total of $589 million.

Strategic Program Review First Quarter Projections (in $ Thousands)
Savings Initiatives	Achieved to date 2017–2018	2017–2018 Target	2017–2018 Forecast	2020–2021 Target	2020–2021 Forecast
2015–2016 Savings	$115,200	$115,200	$115,200	$115,200	$115,200
Administrative Efficiencies	$40,680	$79,770	$72,755	$102,145	$102,145
Reshaping the Civil Service	$10,131	$17,199	$18,598	$24,959	$24,959
Centralization of Services	$9,115	$22,090	$14,852	$52,125	$52,125
Other	$784	$743	$743	$1,262	$1,262
Total	$175,910	$235,002	$222,148	$295,691	$295,691

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•	Administrative Efficiencies: Projects include but are not limited to administration of Municipal Tax Warrant ($2.0 million), elimination of Municipal Fine Revenue Sharing ($1.5 million), standardization of budget processes ($1.4 million), and Vacant Bed Days policy compliance ($800,000). General administrative efficiencies such as rationalization of phone lines, computers and subscriptions, as well as continuous process improvement efforts, have resulted in savings of $35 million.

•	Reshaping the Civil Service: Projects include but are not limited to reforming Transportation and Infrastructure ($6.5 million) and rightsizing the civil service, including combining positions and eliminating unneeded positions ($3.6 million).

•	Centralization of Services: Projects include but are not limited to centralization of common services at Service New Brunswick ($7.8 million), consolidation of Lab Services ($600,000), Land Registry centralization ($400,000), and Human Resources centralization ($300,000).

•	Other: Projects include but are not limited to Visitor Information Centre closures ($195,000) and Off-Road Vehicle Enforcement ($150,000).

2017–2018 Fiscal Update

Based on first quarter information, there is a projected deficit of $156.1 million for 2017–2018. This is an improvement of $35.8 million compared to the budgeted deficit of $191.9 million.

Net debt is projected to increase by $325.6 million, a decrease of $36.5 million from budget. Net debt is projected to reach $14.3 billion by March 31, 2018.

Revenue:

Revenue is $10.6 million higher than budget. The major variances include:

•	Miscellaneous Revenue is up $16.7 million mainly due to recoveries related to HST, increased revenue from the Regional Health Authorities and various other accounts across departments.

•	Corporate Income Tax is up $5.6 million due to an increase in the national corporate taxable income forecast on which payments are based.

•	Conditional Grants are up $4.0 million due to higher recoveries for various federally funded programs.

•	Return on Investment is down $10.0 million mainly due to lower net income being projected by the New Brunswick Liquor Corporation.

•	Provincial Real Property Tax is down $5.0 million due to the tax base being lower than forecasted.

•	Tobacco Tax is down $4.0 million due to a higher than anticipated decrease in volume.

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Expense:

Total expenses are projected to be $25.2 million below budget. The major variances include the following:

•	Energy and Resource Development is $3.1 million higher than budget mainly due to the purchase of LiDar mapping data, which is offset by additional revenue.

•	General Government is under budget by $30.4 million mainly due to lower than planned expense for retirement allowance.

•	Health is $11.4 million over budget mainly due to higher than expected expenses under the Medicare program partially offset by under-expenditures in other programs.

•	Justice and Public Safety is $6.0 million over budget mainly due to additional expenses under the Disaster Financial Assistance program due to the 2017 ice storm. These expenses are partially offset by increased recoveries from the federal government.

•	Post-Secondary Education, Training and Labour is $6.0 million over budget mainly due to additional expenditures in employment programs resulting from an expected increase in federal funding.

•	Service of the Public Debt is $10.0 million below budget due to lower than expected short- term interest expense.

•	Social Development is $9.8 million over budget mainly due to increased costs in the Housing Services Program (partially offset by lower expenses in the Special Purpose Account), and higher expenses in the Nursing Home Services program.

•	Capital Account Expense is $4.4 million lower than budget mainly due to lower expenses in the Department of Transportation and Infrastructure.

•	Special Purpose Accounts are under budget by $8.5 million mainly due to lower expenses in Justice and Public Safety and Social Development.

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PROVINCE OF NEW BRUNSWICK

FISCAL UPDATE

Thousands

$

	2017–2018	2017–2018 1st Quarter	Variance from
	Budget	Projection	Budget
Revenue Ordinary Account	8,749,709	8,760,265	10,556
Capital Account	34,663	33,438	(1,225)
Special Purpose Account	79,505	79,566	61
Special Operating Agencies	135,916	137,123	1,207
Sinking Fund Earnings	188,900	188,900	0
Total Revenue	9,188,693	9,199,292	10,599

Expense
Ordinary Account	8,523,323	8,512,725	(10,598)
Capital Account	163,698	159,300	(4,398)
Special Purpose Account	94,666	86,129	(8,537)
Special Operating Agencies	138,149	139,430	1,281
Amortization of Tangible Capital Assets	460,802	457,807	(2,995)
Total Expense	9,380,638	9,355,391	(25,247)

Surplus (Deficit)	(191,945)	(156,099)	35,846

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CHANGE IN NET DEBT

Thousands

$

	2017–2018	2017–2018 1st Quarter	Variance from
	Budget	Projection	Budget

Net Debt - Beginning of Year	(13,997,406)	(13,997,406)	0

Changes in Year

Surplus (Deficit)	(191,945)	(156,099)	35,846

Investments in Tangible Capital Assets	(630,925)	(627,304)	3,621

Amortization of Tangible Capital Assets	460,802	457,807	(2,995)

(Increase) Decrease in Net Debt	(362,068)	(325,596)	36,472

Net Debt - End of Year	(14,359,474)	(14,323,002)	36,472

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APPENDIX A

ORDINARY ACCOUNT REVENUE BY SOURCE

Thousands

$

	2017–2018	2017–2018 1st Quarter	Variance from
	Budget	Projection	Budget

Taxes
Personal Income Tax	1,681,000	1,681,000	0
Corporate Income Tax	334,400	340,000	5,600
Metallic Minerals Tax	1,000	1,900	900
Provincial Real Property Tax	515,000	510,000	(5,000)
Harmonized Sales Tax: net of credit	1,418,600	1,418,600	0
Gasoline and Motive Fuels Tax	286,000	286,000	0
Tobacco Tax	164,000	160,000	(4,000)
Pari-Mutuel Tax	420	420	0
Insurance Premium Tax	55,600	55,600	0
Real Property Transfer Tax	23,000	25,000	2,000
Financial Corporation Capital Tax	27,000	27,000	0
Penalties and Interest	13,000	12,000	(1,000)
Subtotal - Taxes	4,519,020	4,517,520	(1,500)

Return on Investment	282,686	272,718	(9,968)
Licences and Permits	151,838	155,139	3,301
Sale of Goods and Services	432,158	432,844	686
Lottery and Gaming Revenues	152,457	155,816	3,359
Royalties	70,280	69,730	(550)
Fines and Penalties	8,215	8,315	100
Miscellaneous	82,379	99,058	16,679
Total - Own Source Revenue	5,699,033	5,711,140	12,107

Unconditional Grants – Canada
Fiscal Equalization Payments	1,760,300	1,760,300	0
Canada Health Transfer	768,400	768,400	0
Canada Social Transfer	284,400	284,400	0
Other	1,866	1,866	0
Subtotal - Unconditional Grants – Canada	2,814,966	2,814,966	0

Conditional Grants – Canada	246,938	250,940	4,002

Total - Grants from Canada	3,061,904	3,065,906	4,002

Subtotal	8,760,937	8,777,046	16,109

Inter-account Transactions	(11,228)	(16,781)	(5,553)

Ordinary Account Revenue	8,749,709	8,760,265	10,556

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APPENDIX B

ORDINARY ACCOUNT EXPENSE

Thousands

$

	2017–2018	2017–2018 1st Quarter	Variance from
	Budget	Projection	Budget	%
DEPARTMENT
Agriculture, Aquaculture and Fisheries	33,532	33,285	(247)	-0.7%
Education and Early Childhood Development	1,188,434	1,188,434	0	0.0%
Energy and Resource Development	102,422	105,490	3,068	3.0%
Environment and Local Government	140,298	140,298	0	0.0%
Executive Council Office	11,938	11,938	0	0.0%
Finance	10,514	10,514	0	0.0%
General Government	792,395	762,007	(30,388)	-3.8%
Health	2,657,185	2,668,565	11,380	0.4%
Justice and Public Safety	228,581	234,565	5,984	2.6%
Legislative Assembly	21,696	21,897	201	0.9%
Office of the Attorney General	18,293	18,293	0	0.0%
Office of the Premier	1,598	1,598	0	0.0%
Opportunities New Brunswick	45,421	45,341	(80)	-0.2%
Other Agencies	369,188	368,007	(1,181)	-0.3%
Post-Secondary Education, Training and Labour	619,639	625,656	6,017	1.0%
Regional Development Corporation	64,355	64,355	0	0.0%
Service of the Public Debt	701,000	691,000	(10,000)	-1.4%
Social Development	1,168,418	1,178,168	9,750	0.8%
Tourism, Heritage and Culture	60,184	60,184	0	0.0%
Transportation and Infrastructure	302,109	302,699	590	0.2%
Treasury Board	16,417	16,417	0	0.0%

Subtotal	8,553,617	8,548,711	(4,906)	-0.1%

Investment in Tangible Capital Assets	(19,066)	(19,205)	(139)	0.7%
Inter-account Transactions	(11,228)	(16,781)	(5,553)	49.5%

Ordinary Account Expense	8,523,323	8,512,725	(10,598)	-0.1%

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APPENDIX C

CAPITAL EXPENDITURES

Thousands

$

	2017–2018	2017–2018 1st Quarter	Variance from
	Budget	Projection	Budget

Regular Capital Investments
Agriculture, Aquaculture and Fisheries	100	100	0
Education and Early Childhood Development	43,067	46,240	3,173
Energy and Resource Development	2,900	1,650	(1,250)
Health	95,808	95,599	(209)
Justice and Public Safety	114	114	0
Legislative Assembly	450	450	0
Post-Secondary Education, Training and Labour	5,695	5,706	11
Regional Development Corporation	14,100	14,100	0
Social Development	5,200	5,200	0
Tourism, Heritage and Culture	3,920	3,920	0
Transportation and Infrastructure	394,837	392,019	(2,818)
Regular Capital Investments	566,191	565,098	(1,093)

Strategic Infrastructure Initiative
Agriculture, Aquaculture and Fisheries	500	500	0
Education and Early Childhood Development	40,540	38,047	(2,493)
Health	13,883	8,261	(5,622)
Regional Development Corporation	78,370	74,115	(4,255)
Tourism, Heritage and Culture	6,650	6,650	0
Transportation and Infrastructure	19,275	24,525	5,250
Energy Retrofit and Renewable Energy	20,250	20,250	0
Strategic Infrastructure Initiative	179,468	172,348	(7,120)

Recoveries	29,898	29,953	55

Total - Capital Expenditures	775,557	767,399	(8,158)

Investments in Tangible Capital Assets	(611,859)	(608,099)	3,760

Capital Account Expense	163,698	159,300	(4,398)

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